KIRKLAND LAKE GOLD EXPANDS RECENTLY DISCOVERED HIGH-GRADE MINERALIZATION ALONG AMALGAMATED BREAK AND EXTENDS SOUTH MINE COMPLEX AT MACASSA MINE

•	Drilling along Amalgamated Break and West SMC expands areas of high-grade mineralization

•	Key intercepts: 58.3 g/t over 2.0 m core length, incl. 128.2 g/t over 0.9 m
49.1 g/t over 2.0 m core length, incl. 106.6 g/t over 0.9 m
40.3 g/t over 2.7 m core length, incl. 84.4 g/t over 0.6 m
32.5 g/t over 3.5 m core length, incl. 73.2 g/t over 0.7 m
        30.7 g/t over 2.1 m core length, incl. 50.7 g/t over 1.2 m
        29.4 g/t over 3.4 m core length, incl. 64.4 g/t over 1.3 m
        12.1 g/t over 12.8 m core length

•	Drilling at South Mine Complex (“SMC”) East extends high-grade mineralization additional 75 m

•	Key intercepts: 30.1 g/t over 2.0 m core length, incl. 129.3 g/t over 0.5 m
13.1 g/t over 2.0 m core length, incl. 82.5 g/t over 0.3 m
9.9 g/t over 2.0 m core length, incl. 28.8 g/t over 0.7 m

•	Infill drilling at SMC East confirms continuity of high-grade mineralization outside of existing Mineral Resource

•	Key intercepts: 50.8 g/t over 2.4 m core length, incl. 152.5 g/t over 0.6 m
         47.7 g/t over 2.0 m core length, incl. 278.5 g/t over 0.3 m
         27.4 g/t over 2.0 m core length, incl. 126.8 g/t over 0.4 m
        17.9 g/t over 2.1 m core length

Toronto, Ontario - December 10, 2019 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today reported new drill results from underground exploration drilling at the Macassa Mine in Kirkland Lake, Ontario. The new results include 45 drill holes (15,238 m) of drilling from the east and west exploration drifts on the 5300-foot level (“5300 Level”) as well as from the 5600-foot level Ramp Development (“5600 Ramp”). Results being reported today are from three underground drill rigs focused on targeting the Amalgamated Break as well as the SMC West and East. Drilling will continue through the remainder of 2019.

A total of 27 drill holes for 6,664 m was drilled south from the 5300 Level west exploration drift and an additional 3 drill holes for 1,128 m of drilling were completed from the 5600 Ramp targeting mineralization associated with the Amalgamated Break (Figure 2). The new drill results confirm and build upon the results reported from this area as highlighted in the Company’s May 2, 2019 and September 16, 2019 news releases and has resulted in new intersections 35 m west of the previously released intercepts, as well as numerous high-grade infill intercepts. An additional 15 drill holes for 7,446 m were drilled from the 5300 Level east exploration drift targeting the SMC East (Figure 3) to follow up on previously released positive results. The new drilling further extended the high-grade mineralization by 75 m to the east of the SMC and confirmed the continuity of known mineralization outside of existing Mineral Resources.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “Today’s results highlight the substantial exploration potential along the Amalgamated Break and further increase our confidence that we can significantly grow the SMC. The new intersections along the Amalgamated Break both confirm and expand the known areas of high-grade mineralization in this very high-potential area. We have already identified two key areas of high-grade mineralization associated with the Amalgamated Break and will continue to drill to extend these areas and explore for new high-grade zones. At the SMC, we previously announced that we had intersected high-grade mineralization close to 300 m to the west and 200 m to the east of current Mineral Resources and have since extended the known mineralization to the east another 75 m. We have also established the continuity of mineralization to the east with a number of new high-grade intersections from infill drilling. Going forward, we will continue to drill along the Amalgamated Break, which has both significant near and longer-term exploration potential, and will also work to further extend high-grade mineralization around the SMC as part of our work to replace and grow Mineral Reserves and Mineral Resources at Macassa.”

Amalgamated Break and SMC West
A total of 30 holes for 7,792 m of drilling is being reported from drilling off of the 5300 Level west exploration drift and the 5600 Ramp targeting the Amalgamated Break near the merge point of the SMC (Figures 1 and 2). The current phase of the exploration drilling program was designed to extend the known limits of the mineralization associated with the Amalgamated Break as well as infill previously tested areas with tighter spaced drilling to aid in the interpretation of the geometry of the mineralization. The program has been successful in intersecting additional high-grade mineralization in both regards. Drill holes of note in this area include: 32.5 g/t over 3.5 m core length in Hole 53-3916, 40.3 g/t over 2.7 m core length in Hole 53-3917 and 12.1 g/t over 12.8 m core length in Hole 53-3918A. Further drilling and interpretation work are necessary to confirm geometries of individual intercepts. Refer to Table 1 for a completed list of drill hole results. The Amalgamated Break has been largely untested and represents an important emerging exploration target which remains open and represents a highly prospective target area for the addition of new Mineral Resource ounces. Drilling to follow up on the down dip and eastern and western extent of this mineralization will continue into 2020.

SMC East
A total of 15 holes for 7,446 m of drilling is being reported from drilling off of the 5300 Level east exploration drift targeting the SMC East (Figure 3). The current phase of the exploration drilling program was designed to extend the known limits of the SMC East as well as infill previously tested areas with tighter spaced drilling to support potential resource growth. The program has proven successful in extending the known high-grade mineralization envelope an additional 75 m east of previously released intercepts (see news release dated September 16, 2019) as well as confirming continuity of the known mineralization with the addition of several high-grade infill intercepts. Drill holes of note in this area include: 50.8 g/t over 2.4 m core length in Hole 53-3927, 47.7 g/t over 2.0 m core length in Hole 53-3926 and 30.1 g/t over 2.0 m core length in Hole 53-3888. The shallow dipping SMC East horizon continues to deliver positive results and remains one of the key target areas to support resource growth and future mining opportunities for #4 Shaft. Drilling on the SMC East from the 5300 Level east exploration drift will continue for the remainder of the year.

2019 Underground Exploration Development
Underground development on the 5300 Level has been ongoing throughout 2019 including advances both to east and to the west and the excavation of diamond drill platforms. This development is part of an ongoing effort to expand the SMC and Amalgamated Break in all directions and to test for, and define, new target areas.

Qualified Person
The Company’s exploration programs at Macassa are conducted under the supervision of Eric Kallio, P.Geo., Senior Vice President, Exploration. Eric Kallio is the ‘qualified person’ for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and has reviewed and approved the scientific and technical information in this news release.

For further information regarding the Company’s 2018 Mineral Reserves and Mineral Resources estimates for the Macassa Mine, please refer to the Company’s news release dated February 21, 2019 and the Technical Report entitled “Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report”.

QA/QC Controls
The Company has implemented a quality assurance and control (“QA/QC”) program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices. The drill core is sawn in half with one half of the core samples shipped to Swastika Laboratories in Swastika, Ontario. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of certified reference standards, blanks and the regular re-assaying of pulps and rejects at alternate certified labs. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 723,701 ounces in 2018 and is on track to achieve significant production growth over the next three years, including target production of 950,000 - 1,000,000 ounces in 2019, 930,000 - 1,010,000 ounces in 2020 and 995,000 - 1,055,000 ounces in 2021. The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.
For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information
This Press Release contains statements which constitute ”forward-looking statements” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made such as, without limitation, opinion, assumptions and estimates of management regarding the Company’s business, including but not limited to; the continued exploration programs on the SMC and Amalgamated Break mineralization, the timing and results thereof; the ability to continue to expand the SMC and Amalgamated Break and to increase levels of resources and the anticipated timing thereof; the potential to increase the level of resources and reserves and potential conversion of mineral resources; the anticipated completion date of the #4 shaft and potential impact and benefits thereof; the amount of future production over any period; and assumptions made relating to operating cash costs based on forecasts and projections. Such opinions, assumptions and estimates, are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the United States Dollar), possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral reserves and resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2018 and its filings for the quarterly period ended September 30, 2019, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.
In addition, the terms "Mineral Resource", "measured Mineral Resource", "indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a Mineral Resource exists, will ever be converted into a Mineral Reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com
Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com

Table 1. Macassa Exploration Drilling - Amalgamated Break (“AK Break”) and West SMC

Macassa Exploration 2019
Drill Hole	Zone	COLLARS - UTM NAD 83		Direction			Core Interval			Results
		Easting	Northing	Azimuth (°)	Dip	End Depth (m)	From (m)	To (m)	Length (m)	Au_GPT
53-3839	AK Break	568754	5331154	100	-57	251	152.6	155.3	2.7	5.1
	AK Break						157.3	165.2	8.0	5.2
Including							163.1	163.8	0.8	13.6
53-3843	AK Break	568754	5331154	162	-68	229	171.6	174.0	2.4	3.5
	AK Break						176.3	178.4	2.1	3.9
53-3844		568754	5331154	183	-49	213	NSV
53-3845	West SMC	568754	5331154	192	-68	274	147.9	151.3	3.4	29.4
Including							150.0	151.3	1.3	64.4
	West SMC						156.3	158.7	2.4	8.9
53-3846		568754	5331154	205	-37	259	NSV
53-3859		568754	5331154	211	-44	268	NSV
53-3860		568754	5331154	219	-32	335	NSV
53-3914	AK Break	568756	5331152	86	-38	335	193.2	197.2	4.0	14.4
Including							193.2	194.2	0.9	48.6
Including							196.6	197.2	0.6	17.1
53-3915	AK Break	568756	5331152	97	-65	305	209.7	218.5	8.8	9.6
Including							214.6	217.6	3.0	17.6
53-3916	AK Break	568756	5331152	99	-51	282	163.1	166.6	3.5	32.5
Including							163.1	163.8	0.7	73.2
	AK Break						167.8	169.8	2.0	3.9
	AK Break						182.7	184.8	2.1	30.7

Including							182.7	183.9	1.2	50.7
53-3917	AK Break	568756	5331152	102	-65	290	195.4	204.5	9.1	11.8
	AK Break						207.0	209.7	2.7	40.3
Including							207.0	207.6	0.6	84.4
53-3918	AK Break	568756	5331152	111	-67	15	Hole Re-collared - 53-3918A
53-3918A	AK Break	568756	5331152	111	-67	282	184.7	197.5	12.8	12.1
53-3919	AK Break	568756	5331152	111	-32	268	NSV
53-3920A	AK Break	568756	5331152	123	-76	9	Hole Re-collared - 53-3920
53-3920	AK Break	568756	5331152	123	-76	305	223.7	228.6	4.9	5.3
53-3921	West SMC	568756	5331152	128	-69	274	152.4	154.5	2.1	8.9
Including							153.3	153.9	0.6	18.9
	West SMC						157.1	159.1	2.0	3.3
Including							157.6	158.2	0.6	9.2
	AK Break						166.9	168.9	2.0	7.2
Including							166.9	167.6	0.7	19.2
	AK Break						179.5	182.3	2.7	3.1
	AK Break						184.7	188.7	4.0	15.8
Including							185.2	185.9	0.8	49.7
53-3922	AK Break	568756	5331152	159	-70	290	NSV
53-3938	AK Break	568756	5331152	109	-59	226	NSV
53-3939	AK Break	568756	5331152	122	-53	195	NSV
53-3941	AK Break	568756	5331152	143	-61	232	83.0	85.0	2.0	58.3
Including							83.6	84.6	0.9	128.2
53-3942	AK Break	568756	5331152	166	-63	192	NSV
53-3943	AK Break	568756	5331152	166	-56	223	NSV
53-3944	AK Break	568756	5331152	181	-61	253	NSV
53-3945	AK Break	568756	5331152	186	-54	192	NSV
53-3959	AK Break	568756	5331152	107	-78	329	NSV
53-3960	West SMC	568756	5331152	134	-78	338	108.5	110.5	2.0	33.0
Including							109.1	109.6	0.5	144.5
	AK Break						173.7	175.7	2.0	3.5
Including							174.8	175.3	0.5	14.4
	AK Break						228.7	230.7	2.0	4.2
Including							229.2	230.1	0.9	9.1
56-738	AK Break	568728	5331341	127	-22	351	NSV
56-741	AK Break	568728	5331341	117	-19	366	NSV
56-750	West SMC	568728	5331341	111	-17	411	198.9	200.9	2.0	18.5
Including							199.3	200.1	0.7	50.3
	AK Break						277.4	279.4	2.0	49.1
Including							278.3	279.2	0.9	106.6
	AK Break						299.9	302.7	2.7	6.5

Table 2. Macassa Exploration Drilling - SMC East

Macassa Exploration 2019
Drill Hole	Zone	COLLARS - UTM NAD 83		Direction			Core Interval			Results
		Easting	Northing	Azimuth (°)	Dip	End Depth (m)	From (m)	To (m)	Length (m)	Au_GPT
53-3849	East	570168	5331803	309	-42	472	301.1	303.3	2.1	17.9
53-3850	East	570168	5331803	323	-55	411	281.8	283.8	2.0	27.4
Including							282.2	282.6	0.4	126.8
	East						294.7	297.2	2.4	13.8
Including							295.5	296.6	1.1	25.4
53-3855	East	570168	5331803	355	-57	381	321.4	323.4	2.0	3.4
							340.0	342.0	2.0	9.9
Including							340.0	340.7	0.7	28.8
53-3887	East	570168	5331803	334	-43	579	318.5	320.5	2.0	12.3
Including							319.6	319.9	0.3	80.8
53-3888	East	570168	5331803	349	-39	445	326.8	328.8	2.0	30.1
Including							327.5	328.0	0.5	129.3
	East						338.3	340.3	2.0	11.1
Including							339.9	340.3	0.5	47.4
53-3889		570168	5331803	352	-43	442	NSV
53-3890	East	570168	5331803	352	-37	457	316.1	318.5	2.4	4.1
	East						327.4	329.8	2.4	4.9
Including							328.3	329.2	0.9	11.2
	East						337.7	339.7	2.0	13.1
Including							338.9	339.2	0.3	82.5
53-3891	East	570168	5331803	359	-51	494	341.5	343.5	2.0	8.8
Including							342.4	343.5	1.1	16.0
53-3892	East	570168	5331803	359	-43	503	343.5	345.5	2.0	9.3
Including							344.5	344.8	0.3	59.6
	East						363.9	366.1	2.1	4.8
Including							363.9	364.5	0.6	13.2
53-3926	East	570168	5331803	307	-48	549	272.7	274.7	2.0	11.4
Including							272.9	273.3	0.4	60.2
	East						295.6	297.6	2.0	47.7
Including							295.6	295.9	0.3	278.5
	East						423.5	425.5	2.0	6.4
Including							424.4	424.9	0.5	24.4
53-3927	East	570168	5331803	324	-50	671	292.9	295.4	2.4	50.8
Including							294.1	294.7	0.6	152.5
	East						299.3	301.8	2.4	6.0
	East						303.0	305.9	2.9	5.7
53-3928	East	570168	5331803	313	-28	549	377.4	379.4	2.0	6.7
Including							378.0	378.5	0.5	25.7
	East						528.3	530.4	2.0	8.8
Including							528.8	529.5	0.7	25.2
53-3948	East	570168	5331803	308	-28	533	314.1	316.1	2.0	10.8
Including							315.0	315.6	0.6	33.5
53-3949		570168	5331803	296	-23	457	NSV
53-3950		570168	5331803	302	-42	503	NSV

Figure 1. Plan View - Amalgamated Break and SMC West

Figure 2. Cross Section - Amalgamated Break

Figure 3. Plan View - SMC East